UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Morlex, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

617662200

(CUSIP Number)

Michael Crow
c/o DC Associates LLC
420 Lexington Avenue, Suite 450
New York, NY 10170
(212) 581-5150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. Not available
1	NAME OF REPORTING PERSON Michael Crow I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,000
	8	SHARED VOTING POWER 4,434,424
	9	SOLE DISPOSITIVE POWER 450,000
	10	SHARED DISPOSITIVE POWER 4,434,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,884,424
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D CUSIP No. Not available
1	NAME OF REPORTING PERSON M.W. Crow Family L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 33-0989538
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,395,260
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,395,260
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,395,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON PN

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 (“Issuer Common Stock”) of Morlex, Inc., a Colorado corporation with its principal offices at 420 Lexington Avenue, Suite 450, New York, NY 10170 (the “Issuer”).

Item 2. Identity and Background.

This Schedule is being filed by Michael Crow and M.W. Crow Family L.P. (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2008, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Mr. Crow is (i) the general partner of M.W. Crow Family L.P., (ii) a principal of Aberdeen Holdings, Ltd., (iii) the husband of Trevor Crow and (iv) a managing director of DCI Master LDC. By reason of such relationships, such Reporting Person may be deemed to share dispositive and/or voting control over the securities beneficially owned by each of M.W. Crow Family L.P., Aberdeen Holdings, Ltd., Trevor Crow and DCI Master LDC. As a result, Mr. Crow may be deemed to be a beneficial owner of such securities, which include 1,395,260 shares of Issuer Common Stock held by M.W. Crow Family L.P., 850,000 shares of Issuer Common Stock held by Aberdeen Holdings, Ltd., 71,164 shares of Issuer Common Stock held by Trevor Crow and 2,118,000 shares of Issuer Common Stock held by DCI Master LDC, all of which are included in the 4,884,424 shares of Issuer Common Stock reported to be beneficially owned by Mr. Crow.

The principal office and business address of M.W. Crow Family L.P. is 420 Lexington Avenue, Suite 450, New York, NY 10170. M.W. Crow Family L.P. is a Delaware limited partnership and the principal business of M.W. Crow Family L.P. is investments.

Mr. Crow’s business address is c/o DC Associates LLC, 420 Lexington Avenue, Suite 450, New York, NY 10170. Such Reporting Person has been the President of DC Associates LLC, an investment advisor to its fund, Duncan Capital Partners, as well as a financial and business advisory firm, since 2004. Mr. Crow is a citizen of the United States.

The Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On February 7, 2008 the Issuer entered into: (i) an Agreement and Plan of Merger (the “RHI Merger Agreement”) with RightSide Holdings, Inc. (“RightSide”) and its wholly owned subsidiary RHI Merger Sub, Inc. (“RHI Merger Sub”), and (ii) an Agreement and Plan of Merger (the “DMG Merger Agreement”, and together with the RHI Merger Agreement, the “Merger Agreements”) with Duncan Media Group, Inc. (“Duncan”) and its wholly owned subsidiary DMG Merger Sub, Inc. (“DMG Merger Sub”).

Pursuant to the RHI Merger Agreement, on February 14, 2008 (“the Closing Date”) RHI Merger Sub was merged with and into RightSide, with RightSide being the surviving corporation (the “RHI Merger”). As a result of the RHI Merger, each share of common stock of RightSide, par value $.001 per share, automatically converted into 0.4236 shares of Issuer Common Stock, or 8,548,655 shares of Issuer Common Stock in the aggregate. Trevor Crow received 71,164 shares of Issuer Common Stock in exchange for her 168,000 shares of RightSide common stock. DCI Master LDC received 2,118,000 shares of Issuer Common Stock in exchange for its 5,000,000 shares of RightSide common stock.

Pursuant to the DMG Merger Agreement, on the Closing Date DMG Merger Sub was merged with and into Duncan, with Duncan being the surviving corporation (the “DMG Merger”). As a result of the DMG Merger, each share of common stock of Duncan, par value $.001 per share, automatically converted into 0.5433 shares of Issuer Common Stock, or 5,642,171 shares of Issuer Common Stock in the aggregate. M.W. Crow Family L.P. received 1,195,260 shares of Issuer Common Stock in exchange for its 2,200,000 shares of Duncan common stock.

Also, on the Closing Date, the Issuer entered into a Stock Purchase Agreement (the “AAA Stock Purchase Agreement”) with All Ad Acquisition, Inc., a Delaware corporation (“AAA”), and all of the shareholders of AAA as listed in the AAA Stock Purchase Agreement, whereby the Issuer acquired all of the outstanding shares of common stock of AAA in exchange for 4,200,000 shares of Issuer Common Stock. Pursuant to the AAA Stock Purchase Agreement, each share of common stock of AAA, without par value, resulted in the right to receive 100,000 shares of Issuer Common Stock. Aberdeen Holdings, Ltd. received 850,000 shares of Issuer Common Stock in exchange for its 8.5 shares of AAA common stock. Mr. Crow received 450,000 shares of Issuer Common Stock in exchange for his 4.5 of AAA common stock. M.W. Crow Family L.P. received 200,000 shares of Issuer Common Stock in exchange for its 2.0 shares of AAA common stock.

Copies of the Merger Agreements were previously filed by the Issuer with the Securities and Exchange Commission (the “SEC”) as exhibits to the Issuer’s report on Form 8-K, dated February 11, 2008. A copy of the AAA Stock Purchase Agreement was previously filed by the Issuer with the SEC as an exhibit to the Issuer’s report on Form 8-K, dated February 14, 2008.

Item 4. Purpose of Transaction

The Issuer has reported in its report on Form 8-K filed on February 14, 2008 that it intends to acquire Ad Authority, Inc., a Delaware corporation, and to finance such acquisition with the proceeds of the issuance of debt and/or equity securities of the Issuer. After such acquisition, the Issuer intends to reincorporate in the State of Delaware by merging into a newly formed Delaware corporation. In connection with such reincorporation, the Issuer intends to change its name to “Ad Authority Group, Inc.” assuming that the acquisition of Ad Authority, Inc. has been consummated. In addition, the Issuer plans to adjust its capitalization through the reincorporation. This will have the same effect as a reverse stock split. As part of the reincorporation, the Issuer plans to create a class of “blank check” preferred stock, after which the Issuer plans to offer to exchange new preferred stock of the Issuer having substantially similar terms to the preferred stock of RightSide and Duncan for the outstanding preferred stock of RightSide and Duncan, thereby making RightSide and Duncan wholly-owned subsidiaries of the Issuer. Mr. Crow intends to support these actions. The Reporting Persons entered into the transaction for investment purposes. The Reporting Persons do not otherwise presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer’s or its subsidiaries’ assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s corporate structure; any changes to the Issuer’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

The following table sets forth the shares of Issuer Common Stock owned by each Reporting Person.

Common Stock

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership					Percent of Class(1)
	Sole Power to Dispose	Shared Power to Dispose	Sole Power to Dispose	Shared Power to Vote	Total
Michael Crow	450,000	4,434,424	450,000	4,434,424	4,884,424	24.4%

M.W. Crow Family L.P.	1,395,260	-0-	1,395,260	-0-	1,395,260	7.0%

(1)	Based on 20,045,985 shares of Issuer Common Stock issued and outstanding as of February 14, 2008.

Except as noted herein, the Reporting Persons have not effected any other transactions in the Issuer's securities within sixty (60) days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1  Joint Filing Agreement between M.W. Crow Family L.P. and Michael Crow, dated as of February 14, 2008.

Signature

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that, with respect to itself, the information set forth in this statement is true, complete and correct.

Dated: February 25, 2008

M.W. CROW FAMILY L.P.

By:	/s/ Michael Crow
Name:	Michael Crow
Its:	General Partner

/s/ Michael Crow
Michael Crow